FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 6, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Highlights

The Royal Bank of Scotland Group reports a 2010 second quarter operating profit(1) of £869 million, up from £713 million in the first quarter of 2010
Group posts attributable profit of £257 million for quarter, break-even for first half
Core headline operating profits stable at £2,193 million
Retail & Commercial up on rising NIM and continued favourable credit trends, but Global Banking & Markets declines from a strong first quarter
Group on track against strategic plan targets

Key points
·
Second quarter operating profit(1) improved to £869 million compared with £713 million in the first quarter. Operating profit in the first half totalled £1,582 million(2), compared with a loss of £3,354 million in the first half of 2009.

·
Excluding gains recorded on the fair value of own debt, Group second quarter operating profit was £250 million, down from the first quarter but substantially improved from a £2,573 million loss in the second quarter of 2009.

·
Net of restructuring and other non-operating costs, including a £500 million accounting credit related to the Asset Protection Scheme, profit before tax was £1,157 million, compared with a loss of £21 million in the first quarter of 2010.

·
Second quarter net attributable profit was £257 million, compared with a loss of £248 million in Q1 2010. The attributable profit in the first half was £9 million, compared with a loss of £1,042 million a year earlier.

·
Core businesses' headline operating profit held steady at £2,193 million, with progress in Retail & Commercial but lower revenue in Global Banking & Markets, reflecting a weaker capital markets environment.

·	Group net interest margin was 2.03%, up 11 basis points relative to the first quarter, led by the Core retail and commercial businesses, where NIM expanded by 14 basis points.
·	Total impairments fell from £2,675 million in the first quarter to £2,487 million in the second quarter, reflecting gradual strengthening of the global economy.
·	Non-Core's run-off programme remains on track, with funded assets reduced by £20 billion during Q2.
·
Core Tier 1 capital ratio stood at 10.5% at 30 June 2010, compared with 10.6% at 31 March 2010, and Tier 1 ratio at 12.8%. The recent EU-wide stress tests confirmed that RBS remains well capitalised, with a strong Tier 1 capital ratio under both the benchmark and adverse scenarios.

·	The run-off of the Non-Core loan book drove a further improvement in the Group loan to deposit ratio (LDR) to 128% from 131% in the first quarter of 2010. Core LDR remained stable at 102%.
·
RBS remains in line with or ahead of all the key Group metrics targeted for this stage in its Strategic Plan implementation. Additionally, the Group's disposal programme has achieved good momentum, including the EC-mandated sale of UK branch/SME assets announced earlier this week.

·
Customer franchises remain strong, with core businesses generally increasing or holding steady their customer numbers during the second quarter. RBS remains on course to meet its UK mortgage and business lending targets.

Notes:
(1)
Operating profit/(loss) before tax, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, Asset Protection Scheme credit default swap - fair value changes, write-down of goodwill and other intangible assets and RFS Holdings minority interest.

(2)	Statutory operating profit before tax of £1,169 million in the first half of 2010.

Key financial data

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Core
Total income (1)	7,909	8,020	6,808	15,929	17,254
Operating expenses (2)	(3,511)	(3,774)	(3,529)	(7,285)	(7,497)
Insurance net claims	(1,108)	(1,003)	(788)	(2,111)	(1,577)
Operating profit before impairment losses	3,290	3,243	2,491	6,533	8,180
Impairment losses	(1,097)	(971)	(1,147)	(2,068)	(2,177)
Core operating profit (3)	2,193	2,272	1,344	4,465	6,003

Non-Core operating loss (3)	(1,324)	(1,559)	(4,877)	(2,883)	(9,357)

Group operating profit/(loss) (3)	869	713	(3,533)	1,582	(3,354)

Group operating profit/(loss) before tax (4)	1,157	(21)	59	1,136	15

Profit/(loss) attributable to ordinary and B shareholders	257	(248)	(140)	9	(1,042)

	30 June 2010	31 March 2010	31 December 2009

Capital and balance sheet
Total assets	£1,581bn	£1,583bn	£1,522bn
Funded balance sheet (5)	£1,058bn	£1,121bn	£1,084bn
Loan:deposit ratio (net of provisions)	128%	131%	135%
Core Tier 1 ratio	10.5%	10.6%	11.0%
Net tangible equity per ordinary and B share	52.8p	51.5p	51.3p

Notes:
(1)	Excluding changes in the fair value of Asset Protection Scheme credit default swap, gain on redemption of own debt and strategic disposals.
(2)	Excluding amortisation of purchased intangible assets, integration and restructuring costs, bonus tax and write-down of goodwill and other intangible assets.
(3)
Operating profit/(loss) before tax, amortisation of purchased intangible assets, integration and restructuring costs, g ain on redemption of own debt,
strategic disposals, bonus tax, Asset Protection Scheme credit default swap - fair value changes and write-down of goodwill and other intangible assets.

(4)	Excluding write-down of goodwill and other intangible assets.
(5)	Funded balance sheet is total assets less derivatives.

Comment

Stephen Hester, Group Chief Executive, commented:

"RBS second quarter results show that the Bank remains on track to meet the far-reaching goals of our five year restructuring plan which commenced last year. We are making good progress with disposals and overall business restructuring. Our customer base is solid and I believe that the future potential of RBS for all its constituencies becomes increasingly visible.

The rebuilding of RBS is a marathon and not a sprint. I am pleased with the steady momentum in our Core customer-facing businesses. However, our path to the sustainable profitability and other improvements we target will not be linear, given the scale of management action in our Core businesses, continuing risk reduction in Non-Core and the impact on both of a changeable economic and regulatory environment.

RBS's valuable Core business franchises provide the bedrock of our Plan. Our central focus is on retaining and enhancing our service to and support of our customers. Pleasingly, in most areas the key indicators of customer numbers and satisfaction ratings are showing progress. There is, of course, plenty left to do.

RBS's Retail and Commercial businesses make up nearly 70% of our underlying Core banking revenues. They continue to recover and respond to our restructuring efforts. This is welcome and key for our future growth. Progress will naturally be sensitive to interest rates and credit conditions normalising over time.

Global Banking & Markets had a more difficult quarter, reflecting negative capital markets sentiment, increased volatility and a resulting reduction in client activity. These conditions have not yet abated. Earnings volatility in this business line is a fact of life and on an underlying basis the business has been resilient, making an important contribution to RBS and our customers.

The task of restructuring and improving RBS's risk profile continues to go well. This is illustrated by strong stress test results in the recent EU-wide exercise, as well as the first upwards steps in underlying credit rating agency assessments. A central tenet of our five year plan is to make the Bank safer for all its stakeholders. We continue to meet or exceed our targets for reducing Non-Core assets, strengthening liquidity and funding profile.

So overall, RBS is on track for the ambitious goals set out in our Plan. Our strategy is reaffirmed and implementation to date gives encouragement. The economic and regulatory environment has the potential to delay or inhibit progress. However, we remain focused on what we can control: serving our customers better across our businesses and building mutually rewarding long term relationships with each of them. This is the ultimate source of our value and will drive the improvements in financial performance we aspire to."

Highlights

Second quarter 2010 pro forma results summary

The Royal Bank of Scotland Group plc recorded an operating profit of £869 million in the second quarter of 2010, up 22% from the first quarter. Excluding movements in the fair value of own debt, Group operating profit was £632 million lower than in the first quarter, with progress in Core Retail & Commercial more than offset by a decline in Global Banking & Markets revenue.

After restructuring costs, amortisation of intangibles and other items, including net losses of £411 million booked on disposals and a gain of £553 million on the redemption of debt securities, the Group recorded a pre-tax profit of £1,157 million in the second quarter, compared with a loss of £21 million in the first quarter. Net profit attributable to shareholders was £257 million, compared with a loss of £248 million in the first quarter.

Operating performance
The Core bank achieved an operating profit of £2,193 million in the second quarter of 2010, down 3% from the first quarter.

The Core retail and commercial bank delivered a strong performance, with income up 4% and expenses down 3%, (flat excluding the impact of a credit related to changes to the US defined benefit pension plan). Net interest margin, which had fallen to trough levels in 2009, improved during the second quarter by 14 basis points to 3.11%. This primarily reflects the roll-off of older business written at lower margins, with front book margins higher, but stabilising. Profit before impairment losses improved to £1,911 million compared with £1,594 million in the first quarter.

GBM showed relative resilience in significantly more difficult market conditions, as revenues, excluding fair value of own debt, totalled £1,947 million, down 31% from the first quarter. Expenses were 20% lower, with reduced performance-linked accruals in line with lower revenue, and profit before impairment losses, again excluding fair value of own debt, declined by 40%.

RBS Insurance experienced a further deterioration in the observed severity of bodily injury claims, which led to a significant increase in reserving in respect of business written in prior years. As a result, the motor business recorded further operating losses. Substantial repricing continues, in conjunction with steps to tighten underwriting criteria and reposition the business towards acceptable profitability and return levels. The home insurance book continued to make good progress and has now established itself as market leader within the UK.

Non-Core operating income reflects a number of volatile market factors. During the second quarter trading losses declined as widening credit spreads increased the value of the credit protection portfolio and gains were realised on the selective disposal of trading assets. Partially offsetting these positives, losses were incurred on real estate and equity finance positions held in the banking book. Net interest income declined in line with run-off in the division's loan book.

Highlights
(continued)

Second quarter 2010 pro forma results summary
(
continued)

Efficiency
Group costs declined by 7% to £4,103 million, with Core expenses down 7% and Non-Core down 10%. This was principally driven by a reduction in staff costs in line with lower revenue, but also reflected continued efficiency gains from Business Services, which provides technology, property and operational services to the Group's customer-facing divisions. Within Business Services costs, which are allocated to the relevant divisions, totalled £1,204 million in the second quarter, down 1% from Q1 2010 and down 9% from Q2 2009. Property costs decreased by 16% from Q2 2009 principally as a result of efficiency programme savings, while technology and operations costs fell by 5%.

The Group cost:income ratio, net of insurance claims, improved to 55% from 57% in Q1 2010 and 78% in Q2 2009. The Core cost:income ratio, adjusted for claims, improved to 52% in the quarter compared with 54% in Q1 2010, maintaining progress towards the Group 2013 target of less than 50%.

While the Group has already taken a number of difficult restructuring decisions that have affected its staff, further steps are planned in pursuit of establishing an efficient and competitive cost base. As with all such decisions to date, the focus will be on ensuring that the impact on staff is handled appropriately and that everything possible is done to minimise compulsory redundancies.

Impairments
Core impairments totalled £1,097 million, up £126 million from the previous quarter, primarily reflecting a small number of single name impairments in GBM and further deterioration in the Ulster Bank commercial property portfolio.

UK Retail impairments fell by 22% in the quarter, while UK Corporate and US Retail & Commercial impairments were stable as a percentage of loans and advances.

Non-Core impairments declined by 18% to £1,390 million, reflecting a significant single name reserve reversal and continued improvements in the corporate sector, partially offset by further impairments in relation to UK and Irish commercial property exposures.

Balance sheet management
The Group's funded balance sheet, excluding derivatives, fell by £63 billion during the second quarter to £1,058 billion. This reflects a £44 billion reduction in the GBM balance sheet and a £20 billion fall in Non-Core, which has made good progress in its run-off plan, driven by the successful completion of a number of business disposals during the quarter. These were partially offset by modest growth in UK retail and corporate lending.

The Group loan:deposit ratio improved to 128%, compared with 131% at 31 March 2010 reflecting Non-Core disposals and currency movements. The Core loan:deposit ratio held steady at 102%.

Highlights
(continued)

Second quarter 2010 pro forma results summary
(
continued)

Balance sheet management
(continued)
Despite volatile market conditions, the Group maintained a strong term funding programme, with over £5 billion of public and private unguaranteed issuance during the second quarter. As the Group shrinks its balance sheet, its overall wholesale funding requirement continues to decline, and a greater proportion of this requirement is being funded longer term. Debt instruments with more than one year to maturity increased to 57% of wholesale funding at 30 June 2010, compared with 47% a year earlier.

Liquidity reserves remained substantial at £137 billion, including a Group Treasury government portfolio of £25 billion. Cash balances held at central banks, which had increased in preparation for the demerger and legal separation of RBS NV and ABN AMRO in April, have now been reduced as planned to more normal levels.

Capital
The Group's Core Tier 1 ratio was 10.5% at 30 June 2010, compared with 10.6% at 31 March 2010, reflecting higher risk-weighted assets. Partial offset was provided by the liability management exercise completed during the quarter, through which the Group repurchased certain Tier 1 securities and exchanged selected Upper Tier 2 securities for new senior debt securities, generating a profit for the Group and strengthening the Group's Core Tier 1 capital base.

Strategic plan
The Group continues to pursue the strategy first outlined in February 2009. Although market conditions remain volatile, the Group remains in line with or ahead of all the key metrics targeted for this stage of the implementation of its Strategic Plan. A more detailed update on the Group and divisional performance against targets will be provided with the 2010 annual results in February 2011.

Measure	2009	Q2 2010	2013 Target
Value drivers	Core	Core	Core
· Return on Equity (1)	13%	15%	>15%
· Cost:income net of claims	53%	52%	<50%

Risk measures	Group	Group	Group
· Core Tier 1 ratio	11.0%	10.5%	>8%
· Loan:deposit ratio	135%	128%	c.100%
· Wholesale funding (including bank deposits) (2)	£250bn	£198bn	<£150bn
· Liquidity reserves (3)	£171bn	£137bn	c.£150bn
· Leverage ratio (4)	17.0x	17.2x	<20x

Notes:
(1)	Indicative Core attributable profit, taxed at 28% on attributable Core spot tangible equity (c. 70% of Group tangible equity based on RWAs).
(2)
Amount of unsecured wholesale funding under 1 year (£198 billion) of which bank deposits are currently £92 billion, target £65 billion, other unsecured wholesale funding currently £106 billion, target £85 billion.

(3)	Eligible assets held for contingent liquidity purposes including cash, Government issued securities and other securities eligible with central banks.
(4)	Funded tangible assets divided by Tier 1 capital.

Highlights
(continued)

Second quarter 2010 pro forma results summary
(
continued)

Customer franchises
A key element of the Group's strategic progress involves strengthening and improving its Core businesses through a dedicated focus on serving customers well. RBS customer franchises have come through the turmoil of the last three years with resilience, demonstrating the solidity of their foundations. Good early progress is being made across the Group in further restoring and developing these franchises.

·
UK Retail expanded its customer base during the quarter, with 12.9 million current accounts in the NatWest and RBS brands - an increase of 267,000 from Q2 2009. The division continues to grow its market share in current accounts, making net gains in the switching market, as well as in savings accounts and mortgages. NatWest's "helpful banking" message has achieved some success, with overall customer satisfaction rising over the last year. The recent launch of the Retail Customer Charter has also won customer support.

·
UK Corporate has maintained its market share among corporate and institutional customers and in the first half of 2010 provided banking services to more than 54,000 start-up businesses, up 6% from the same period of 2009. The SME Customer Charter, launched in 2009, provided customers with increased transparency on fees and extended the Group's overdraft price promise for a further year.

·	GBM was recognised as the best debt house in the UK and Netherlands by Euromoney magazine, and ranked first in all sterling categories in the 2010 Total Derivatives deal rankings.

·	Global Transaction Services added 13,000 electronic banking customers over the last year, while winning awards for its trade finance and supply chain finance services.

·	Wealth has maintained its strong position among global wealth managers and has grown its UK customer base, with Coutts customer numbers up by 3,000 or 4% year on year.

·	Ulster Bank increased customer numbers by 49,000 or 3% over the last year, winning a particularly strong share of new personal and business current accounts.

·
In the US, Citizens launched a new brand platform built around the message "Good Banking is Good Citizenship." The bank has focused on active, profitable customer relationships, resulting in good growth in multi-service checking accounts, with four out of ten checking account customers now active users of online banking and one in seven active users of the electronic bill payment service. Citizens has also substantially improved its mortgage market penetration.

·
RBS Insurance has now established itself as the largest home insurance provider in the UK. Direct Line, the division's flagship brand, was rated best for customer service by Consumer Intelligence and has been voted most trusted insurance brand.

Highlights
(continued)

Second quarter 2010 pro forma results summary
(
continued)

UK Lending
The Group grew net UK mortgage balances by £2.4 billion in Q2 2010, up 20% from Q1 2010 and with gross new lending of £4.9 billion. In the second quarter the Group helped more than 10,000 customers to move into their first home, 52% more than in the corresponding period of 2009.  With net lending of £3.2 billion in the four months March-June 2010, RBS remains on course to achieve its £8 billion mortgage lending target for the March 2010 to February 2011 period.

The mortgage market showed some signs of weakness in the quarter, with application volumes 21% lower than a year earlier, although acceptance rates remain high at circa 90%. Redemptions have increased, reflecting the roll-off of a large number of customers from fixed term mortgage deals, as well as greater competition in the market.

During Q2 2010, the Group extended £12.7 billion of gross new facilities to UK businesses.  This was 22% higher than the previous quarter and a 27% rise from Q2 2009.  While this represents an improved performance, overall activity levels remain somewhat subdued, with many businesses continuing to reduce their existing borrowings. Net repayments by businesses totalled £1.4 billion in the quarter. Additionally, businesses have access to £45 billion of undrawn facilities extended by RBS, and available for when credit demand increases.

Within the overall business lending total, gross new facilities of £7.0 billion were extended to SMEs during Q2 2010.  Although up 15% year-on-year, this represented a decline of 5% from Q1 2010.

RBS continued its strong national and regional advertising campaigns to promote the Group's "Open for Business" message and launched a further range of innovative lending initiatives. Despite this, the volume of new credit applications was 7% lower in Q2 2010 than in the previous quarter and 8% lower than in Q2 2009. The Group continues to approve 17 out of every 20 credit applications. The average price of new loans to SMEs during the second quarter was 3.33%, 16 basis points lower than in Q2 2009.

In the mid and large corporate segments, £5.7 billion of gross new facilities were extended during Q2 2010.  This was noticeably higher than the £3.0 billion of facilities provided during the previous quarter and 46% higher than Q2 2009.  Much of the activity in the quarter was a result of corporates deciding to bring forward refinancings due to longer-term concerns over loan markets liquidity and funding costs.

Gross new facilities extended to businesses in the four months March-June 2010 totalled £17.1 billion, of which £9.9 billion was to SMEs, so at this early stage, the Group is on plan to achieve its £50 billion gross business lending target for the March 2010 to February 2011 period.

Highlights
(continued)

Second quarter 2010 pro forma results summary
(
continued)

Disposals
Good progress has been made during the quarter, with momentum building on both the disposal programme mandated by the European Commission and disposals of Non-Core businesses, notably in Asia.

The disposal programme mandated by the European Commission has achieved concrete progress, including the announcement earlier this week of the sale of the Group's RBS England and Wales and NatWest Scotland branches to Santander UK plc. This sale remains subject to regulatory and other approvals and is expected to complete by the end of 2011. The sale of RBS Sempra Commodities' Metals, Oil and European Energy business lines to J.P. Morgan was completed in July.

During the second quarter, four transactions in Asia and the US were completed, resulting in a reduction of £2.4 billion in third party assets.  In June a further four small country exit transactions were signed, with completion expected in the second half, while the sale of the Indian retail and commercial banking operations was announced in July.

Taken together, these transactions will on completion reduce the Group's balance sheet by more than £30 billion and reinforce its strong capital position. The positive results achieved on disposals further strengthen the Group's strategic progress, as execution risk is reduced and the Group can intensify its focus on the Core business activities.

The Group has also agreed to restructure its bancassurance distribution agreement with Aviva, which will improve the future profitability of this business and ensure full control over the product set delivered to RBS customers.

Outlook
Gradual improvement in net interest margin is targeted in the second half, while markets-related revenues are likely to continue to reflect changes in economic confidence and seasonality.

Subject to the economic environment, underlying credit quality is expected to continue recent trends overall. Our pipeline on Non-Core disposals is strong, and we expect continued progress on asset run-down targets. The ultimate level of asset sales will impact associated gains/losses. Headline results will also reflect the impact of any market and accounting movements on fair value of own debt and APS related expense.

While cautious over the near-term economic backdrop, the Group remains confident of its ability to deliver against its 2009-13 Strategic Plan, and anticipates good medium-term prospects for the business.

Contacts

For analyst enquiries:

Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

For media enquiries:

Group Media Centre		+44 (0) 131 523 4205

Analysts' meeting
The Royal Bank of Scotland Group (RBS) will be hosting an analyst presentation following the release of the results for the half year ended 30 June 2010. This presentation will also be available via a live webcast and audio call. The details are as follows:

Date:	Friday 6 August 2010
Time:	09:30am UK Time
Webcast:	www.rbs.com/ir
Dial in details:	International - +44 (0) 1452 568 172 UK Free Call - 0800 694 8082 US Toll Free - 1 866 966 8024

Slides
Slides accompanying this document will be available on
www.rbs.com/ir

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 6, 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary